January 27, 2021

Karen Rossotto, Esq.

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. Rossotto:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on January 22, 2021, relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Spectrum Low Volatility Fund and the Spectrum Advisors Preferred Fund (each a "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to this letter.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Registrant has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement.

General

Comment 1. Please carry any revisions to all relevant portions of the prospectuses.

Response. The Registrant has carried over revisions to all relevant portions of the prospectuses.

Prospectus-Spectrum Low Volatility Fund

Comment 2. Under Principal Investment Strategies, please describe the source of interest payments.

Response. Upon review, the Registrant has concluded that shareholders will understand that interest is generated from debt instruments based on the surrounding disclosures related to the mention of interest.

Comment 3. Under Principal Investment Strategies, please describe how income supports the low volatility aspect of the investment objective of the Fund.

Response. The Registrant has amended disclosures to describe the contribution of interest payments to the low volatility aspect of the investment objective of the Fund.

Comment 4. Under Principal Investment Strategies, please describe the method used by the sub-adviser to determine when it believes security prices will be "stable or rising."

Response. The Registrant has amended disclosures to describe the techniques used by the sub-adviser to assess market conditions and determine when it believes security prices will be stable or rising.

Comment 5. Under Principal Investment Strategies, please explain that debt securities are limited in their potential to produce capital appreciation or otherwise explain how debt securities are used to produce capital appreciation.

Response. The Registrant has amended disclosures to describe the trading techniques used to capture capital appreciation from debt securities.

Comment 6. Under Principal Investment Strategies, please describe the limit on the Fund's use of swap contracts.

Response. The Registrant has amended disclosures to describe the limit on the Fund's use of swap contracts.

Comment 7. Under Principal Investment Strategies, please define "inverse ETF."

Response. The Registrant has amended disclosures to define inverse ETF.

Comment 8. Under Principal Investment Risks, please consider prioritizing risks in order of the most prominent risks (i.e. those most likely to affect NAV, yield, and total return) rather than presenting them alphabetically.

Response. The Registrant has moved "Management Risk" to the top of Principal Investment Risk disclosures. However, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Since the start of the spread of the pandemic, market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund or shareholders at any given moment. Therefore, the Registrant believes that emphasizing one risk over another (other than Management

Risk) may be misleading to investors and has, therefore, retained alphabetical order for remaining risks.

Comment 9. Under Principal Investment Risks, "Leverage Risk" please use a word other than "notional" as it has not been defined.

Response. The Registrant has replaced "notional amount" with "potential price effect."

Comment 10. Because Principal Investment Risk disclosures identify "Municipal Securities Risk," please add municipal issuers to the Principal Investment Strategies disclosures.

Response. The Registrant notes that Principal Investment Strategies disclosures presently disclose that the Fund invests without restriction as to issuer type and that present Principal Investment Risk disclosures identify relevant risks related to issuer type. The Registrant notes that it believes that singling out municipal issuers would render present disclosures incongruous.

Comment 11. Under Principal Investment Risk, Short Position Risk, please elaborate on Inverse ETF risk.

Response. The Registrant has expanded the description of Inverse ETF risk to be substantially similar to that presented for the Spectrum Advisors Preferred Fund.

Comment 12. In the performance section, please consider using a more broad-based index such as the S&P 500 Index as the Fund's primary index.

Response. The Registrant has considered the nature of the Fund's investments and the nature of the Fund's primary index (S&P/LSTA Leveraged Loan 100 Index) and believes that this index is most-appropriate for the Fund and that 100 constituents of the index constitute a broad indicator of this section of the market. By comparison the Nasdaq 100 is generally considered a broad-based index as well as is the Dow Jones Industrial Average.

Comment 13. Under Principal Investment Strategies in the statutory portion of the Prospectus the Fund identifies the following as key elements of the sub-adviser's strategy. "The technical strategies employed by the Sub-Adviser focus primarily on trend-following, momentum, relative strength and seasonal models, applied to domestic and international stock and bond markets. These are models based upon an analysis of historical price and return data. The Sub-Adviser believes that ongoing monitoring of economic and financial market conditions will allow it to identify unfavorable periods when it will seek to preserve principal during market downturns." Please consider adding this information to the summary portion of the Prospectus.

Response. The Registrant has added select portions to the summary portion of the Prospectus.

Comment 14. In the statutory portion of the Prospectus Under Principal Investment Risks, Bond Risk, please expand upon credit risk to capture the concept of a decline in credit quality and its effect on security prices. Additionally, please describe the effect of the increase of corporate borrowing and leverage as well as the manner in which COVID-19 risks relate to leverage risks.

Response. The Registrant has amended disclosures to capture the concept of a decline in credit quality and its effect on security prices. The Registrant has reviewed the concepts of the effect of the increase of corporate borrowing and leverage as well as the manner in which COVID-19 risks relate to leverage risks. However, the Registrant believes that references to recent leverage-related developments in the corporate market in general would be too broad as to be helpful to shareholders and might tend to suggest an econometric approach to selecting Fund investments that do not align with the sub-adviser's techniques. As to COVID-19 effects, the Registrant notes present risk disclosures alert shareholders to the general market-wide risks posed by COVID-19 and, perhaps more importantly, the high level of uncertainty that surrounds such effects. Additionally, the present risk disclosures include risks related to "… the spread of infectious illnesses or other public health issues (such as the global pandemic coronavirus disease 2019 (COVID-19))…" as well as a risk disclosure that such "… could have a significant impact on the Fund and its investments and may impair market liquidity…" and "…in ways that cannot necessarily be foreseen." The Registrant believes that to attempt to further specify how these events may affect the Fund and its investments would contradict the present risk disclosure as such risks are of the sort that cannot necessarily be foreseen.

Comment 15. In the statutory portion of the Prospectus Under Principal Investment Risks, Management Risk, please consider whether the use of "value" is the right word to convey risks related to the sub-adviser's investment acumen.

Response. The Registrant has reviewed the totality of the disclosure and believes value remains a relevant and useful risk-related disclosure.

Comment 16. Please confirm that the Fund's potential participation in the ReFlow liquidity program is consistent with the Fund's borrowing policy and is appropriately disclosed in the Fund's financial statements.

Response. The Registrant confirms that each Fund's potential participation in the ReFlow liquidity program is consistent with the Fund's borrowing policy and, if used, will be appropriately disclosed in the Fund's financial statements.

Prospectus-Spectrum Advisors Preferred Fund

Comment 17. Please explain supplementally how high turnover is consistent with the Fund's investment objective of long term capital appreciation.

Response. The Registrant notes that high turnover does not necessarily affect the entirety of the Fund's portfolio making it possible to achieve long term capital appreciation as the Fund's NAV has risen over time from $20 at inception to $28.83 as of year-end. Nonetheless, the Registrant undertakes to give this inquiry further study.

Comment 18. Under Principal Investment Strategies, please describe the method and/or data inputs used by the sub-adviser to determine "signals" that evaluate security market conditions.

Response. The Registrant expanded signal-related disclosures to further clarify the method and inputs used to generate signals.

Comment 19. Under Principal Investment Strategies, please describe the limit on the Fund's use of derivatives.

Response. The Registrant has amended disclosures to describe the limit on the Fund's use of derivatives.

Comment 20. Under Principal Investment Strategies, please define beta and correlation.

Response. The Registrant has amended disclosures to define beta and correlation.

Comment 21. Under Principal Investment Strategies, please clarify that the "defensive strategy" is not the same as taking a temporary defensive position.

Response. The Registrant has amended disclosures clarify that the defensive element of the sub-adviser's strategy is not the same as taking a temporary defensive position.

Comment 22. Under Principal Investment Risks, please consider prioritizing risks in order of the most prominent risks (i.e. those most likely to affect NAV, yield, and total return) rather than presenting them alphabetically.

Response. The Registrant has moved "Management Risk" to the top of Principal Investment Risk disclosures. However, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Since the start of the spread of the pandemic, market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund or shareholders at any given moment. Therefore, the Registrant believes that emphasizing one risk over another (other than Management Risk) may be misleading to investors and has, therefore, retained alphabetical order for remaining risks.

Comment 23. Under Principal Investment Risks, "Leverage Risk" please use a word other than "notional" as it has not been defined.

Response. The Registrant has replaced notional amount with "potential price effect."

Comment 24. Under Principal Investment Risks, "Management Risk" please consider including the risk that signal generation techniques may not be robust across market conditions.

Response. The Registrant has amended risk disclosures to include the risk that signal generation techniques may not be robust across market conditions.

Comment 25. Because Principal Investment Risk disclosures identify "Municipal Securities Risk," please add municipal issuers to the Principal Investment Strategies disclosures.

Response. The Registrant notes that Principal Investment Strategies disclosures presently disclose that the Fund invests without restriction as to issuer sector and that present Principal Investment Risk disclosures identify relevant risks related to issuer. The Registrant notes that it believes that singling out municipal issuers would render present disclosures incongruous.

Comment 26. Please consider adding "Accordingly, their performance over longer terms can perform very differently than underlying assets and benchmarks, and volatile markets can amplify this effect." When describing inverse ETF risk in the summary portion of the Prospectus for each Fund.

Response. The Registrant has amended risk disclosures to capture this dimension of inverse ETF risk.

Comment 27. Please review risk disclosures in the summary and statutory portions of the prospectus to assure consistency.

Response. The Registrant has amended risk disclosures in the summary and statutory portions of the prospectus to assure consistency.

Statement of Additional Information

Comment 28. Please consider whether commodity pool operator disclosures for the Spectrum Advisors Preferred Fund merit inclusion in the Prospectus.

Response. The Registrant has considered the present location of the commodity pool operator disclosures and believes that the Statement of Additional Information remains a valid location.

Comment 29. Please confirm that the Funds' fundamental investment policies remain unchanged.

Response. The Registrant confirms that the Funds' fundamental investment policies remain unchanged.

Comment 30. Please consider adding a narrative describing reasons for changes in portfolio turnover.

Response. The Registrant notes that each Fund has very high turnover when compared the mutual fund market in general and that turnover remains high and that attempts to describe reasons for changes in the degree of turnover would not be enlightening to shareholders.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Parker Bridgeport